iMall, Inc.
                          1185 South Mike Jense Circle
                               Provo, Utah 84601
                                 (801)373-1776


                                        October 11, 1996

Ms. Shelly E. Parratt
United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

          iMall, Inc.: Withdrawl of Registration Statement on Form 10

Dear Ms. Parratt:

     This letter constitutes a request by iMall, Inc. ("iMall") for the voluntary withdrawal of its registration statement on Form 10, dated August 14, 1996. There are several reasons for this withdrawl, including Comment 47 to the Comment Letter dated October 10, 1996. iMall intends to refile the registration statement at such time as its accountants provide it with updated financial statements. The Form 10 filing by iMall was a voluntary filing and was not a required filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

     If you have any questions regarding iMall's withdrawal of its registration statement on Form 10, please feel free to call the undersigned at the telephone number listed above or David M. Rees at 801/596-8338.


                                   Sincerely,

                                   /s/ Craig R. Pickering

                                   Craig R. Pickering
                                   President